Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Stella Carakasi DTC, Inc.
1329 Ninth Street
Berkeley, CA 94710
http://www.stellacarakasi.com

Up to $1,070,000.00 in Series Seed Preferred Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

    Company: Stella Carakasi DTC, Inc.
    Address: 1329 Ninth Street, Berkeley, CA 94710
    State of Incorporation: DE
    Date Incorporated: March 29, 2018

Terms:

    Equity

Offering Minimum: $10,000.00 | 5,000 shares of Series Seed Preferred Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Series Seed Preferred Stock
Type of Security Offered: Series Seed Preferred Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $500.00

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Perks*

The first 10 investors within first 24 hours of launch will receive a complimentary style session ($250 value) to be used within one year

- $500 investor: The Front Row membership*
- $1000 investor: you will receive 10% off full price clothing at www.stellacarakasi.com for one year + The Front Row membership*
- $2500 investor: you will receive 15% off full price clothing at www.stellacarakasi.com for one year + The Front Row membership*
- $5000+ investor: you will receive 20% off full price clothing at www.stellacarakasi.com for one year + 1 Style Session with a Stella Carakasi Stylist ($250 value) to use within the year (recommended for seasonal check-ins ie. fall/spring) + The Front Row membership*

All perks occur after the offering is completed.

With your investment, you will automatically become a Founding Member of The Front Row, our exclusive membership program which gives you access to:

- Exclusive invitations to online & in-store Front Row events
- Previews of new collections - see it before everyone else
- And more to come!

The 10% Bonus for StartEngine Shareholders

Stella Carakasi DTC, Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Series Seed Preferred Stock at $2.00 / share, you will receive 110 Series Seed Preferred Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

Stella Carakasi DTC, Inc. is a direct-to-consumer modern lifestyle clothing brand backed by a team of highly experienced and engaged industry professionals. We design and manufacture a wide range of women's ready to wear apparel. We acknowledge the emotional value of clothing, and through our design choices and sustainable practices, we differentiate ourselves in the market offering sizes 2 - 16 in ALL of our styles, using sustainable fabrics when possible. Although most of the clothing is designed using "seasonless" fabrics, we release season appropriate capsules for both Spring and Fall.

Competitors and Industry

The apparel industry landscape is more exciting than ever. As late adapters to the tech movement, our industry is now embracing disruption. What hasn't been disrupted enough, in our opinion, is the acknowledgment of the customer and her sizing needs. Our competitors include Eileen Fisher, Lafayette 148, Vince and Oak & Fort. Eileen Fisher and Lafayette 148 offer sizes up to 18 but their clothes are known to be either basic in style or simply geared towards a more mature market. We compete with Vince and Oak & Fort in terms of an updated look, but their largest size is only a 12 or 14 depending on the style. Our market advantage by going direct to consumer is offering high quality, fashionable clothing up to size 16 at affordable prices without the traditional retail markup.

Current Stage and Roadmap

We are in the early growth stage of our DTC model fueled by customer-centric data-driven decisions. This includes and is not limited to product offering/development, market share analysis, proof of concept at the retail level, as well as the development of our marketing ecosystem. Consumer behavior is dictating trends and by aligning more closely with our customers we are taking a proactive stance to interpret trends and customer needs. Our experience in designing and producing exceptional women's clothing is the basis for our innovation. We define innovation as collaborating with the consumer, disrupting the supply chain and demanding the best environmental practices from ourselves and our business partners. 2019 Roadmap: 1. January:

StartEngine: Fund the future 2. February: A. Foundational product line re-launch of proven bestsellers B. Watermark Women's Conference Feb. 21 & 22 Exhibitor/Speaker 3. March: Establish viral products A. Bestsellers 2.0 B. Spring 2019 launch 4. April: Customer acquisition via webcast "Stella Carakasi: Why DTC Is Vital To The Retail Experience. Make Your Fashion $ Count." 5. May: Launch of quarterly subscription program 6. June: Summer Collection launch A. Customer engagement via online product launch for "Would You Buy This?" surveying customer's to choose which styles they would love to see us put into production

The Team

Officers and Directors

Name: Steven Boutrous

Steven Boutrous's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: October 15, 2018 - Present
  Responsibilities: The Chief Executive Officer is appointed by the Board and has direct control over the affairs, property and business of the Company, supervise the formation of corporate policies and long-range plans for the Company and must perform such other duties as may be assigned to him from time to time by the Board or these Bylaws. The Chief Executive Officer may execute bonds, mortgages and other contracts requiring a seal, under the seal of the Company, except when required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof are expressly delegated by the Board to some other officer or agent of the Company. The Chief Executive Officer is one of the officers who may sign checks and drafts of the Company. In the event of the incapacity or inability to act of the Chief Executive Officer or, upon his request, the President or such other officer as chosen by the Chief Executive Officer may act in the Chief Executive Officer's place, subject to the authority of the Board

- **Position:** Chief Financial Officer
  Dates of Service: October 15, 2018 - Present
  Responsibilities: The Chief Financial Officer or Treasurer has responsibility for the custody of the corporate funds and securities and must see to it that full and accurate accounts of receipts and disbursements are kept in books belonging to the Company. The Chief Financial Officer or Treasurer must render to the Chairman of the Board, the Chief Executive Officer, the President, and the Board, upon request, an account of all financial transactions and of the financial condition of the Company. The Chief Financial Officer or Treasurer must also perform such other duties as the Board may from time to time prescribe.

- **Position:** Director
  Dates of Service: October 15, 2018 - Present
  Responsibilities: All corporate powers must be exercised by or under the authority of, and the business and affairs of the Company must be managed under the direction of, the Board of Directors. In addition to the powers and authority expressly conferred upon it by these Bylaws, the Board of Directors may exercise all such powers of the Company and do all such lawful acts and things as are not by law, by any legal agreement among stockholders, by the Certificate of Incorporation, or by these Bylaws directed or required to be exercised or done by the stockholders.

Other business experience in the past three years:

- **Employer:** Two Star Dog, Inc.
  Title: President
  Dates of Service: May 11, 2004 - Present
  Responsibilities: Subject to such supervisory powers, if any, as may be given by the board of directors to the chairman of the board, if there be such an officer, the president shall, subject to the control of the board of directors, have general supervision, direction, and control of the business and the officers of the corporation. He shall preside at all meetings of the shareholders and, in the absence of the chairman of the board, or if there be none, at all meetings of the board of directors. He shall have the general powers and duties of management usually vested in the office of the president of a corporation, and shall have such other powers and duties as may be prescribed by the board of directors or the bylaws.

Name: Allan Boutrous

Allan Boutrous's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President
  Dates of Service: October 15, 2018 - Present
  Responsibilities: Support role for president having such powers and duties as may be delegated to him by the Board.

- **Position:** Director of Brand
  Dates of Service: October 15, 2018 - Present
  Responsibilities: Creating a lasting impression among consumers and improving product sales and market share. Duties include the monitoring of market trends and overseeing advertising and marketing activities to ensure the right message is delivered for their product or service.

- **Position:** Director

Dates of Service: October 15, 2018 - Present
Responsibilities: All corporate powers must be exercised by or under the authority of, and the business and affairs of the Company must be managed under the direction of, the Board of Directors. In addition to the powers and authority expressly conferred upon it by these Bylaws, the Board of Directors may exercise all such powers of the Company and do all such lawful acts and things as are not by law, by any legal agreement among stockholders, by the Certificate of Incorporation, or by these Bylaws directed or required to be exercised or done by the stockholders.

Other business experience in the past three years:

- **Employer:** Two Star Dog, Inc.
  Title: Vice President
  Dates of Service: May 11, 2004 - Present
  Responsibilities: In the absence or disability of the president, the vice president shall perform all the duties of the president, and when so acting shall have all the powers of, and be subject to all restrictions upon, the president. The vice president shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the board of directors or bylaws, and the president, or the chairman of the board.

Other business experience in the past three years:

- **Employer:** Two Star Dog, Inc.
  Title: Director of Brand
  Dates of Service: May 11, 2004 - October 15, 2018
  Responsibilities: Creating a lasting impression among consumers and improving product sales and market share. Duties include the monitoring of market trends and overseeing advertising and marketing activities to ensure the right message is delivered for their product or service.

Name: Stella Carakasi

Stella Carakasi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: October 15, 2018 - Present
  Responsibilities: The Secretary has responsibility for preparation of minutes of meetings of the Board and of the stockholders and for authenticating records of the Company. The Secretary must give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board. The Secretary or an Assistant Secretary may also attest all instruments signed any other officer of

the Company. The Secretary must also perform such other duties as the Board may from time to time prescribe.

- **Position:** Creative Director/Designer
  Dates of Service: October 15, 2018 - Present
  Responsibilities: To design and reinforce the brand aesthetic. Responsibilities include designing as well as coming up with concepts, inspiration and colors based upon what will appeal to the market.

- **Position:** Director
  Dates of Service: October 15, 2018 - Present
  Responsibilities: All corporate powers must be exercised by or under the authority of, and the business and affairs of the Company must be managed under the direction of, the Board of Directors. In addition to the powers and authority expressly conferred upon it by these Bylaws, the Board of Directors may exercise all such powers of the Company and do all such lawful acts and things as are not by law, by any legal agreement among stockholders, by the Certificate of Incorporation, or by these Bylaws directed or required to be exercised or done by the stockholders.

Other business experience in the past three years:

- **Employer:** Two Star Dog, Inc.
  Title: Secretary
  Dates of Service: May 11, 2004 - Present
  Responsibilities: To keep, at the principle executive office, a book of minutes of all meetings and actions of directors, committees of directors, and shareholders, with the time and if special, how authorized, the notice given, the names of those present at the directors' meetings or committee meeting, the number of shares present or represented at the shareholders' meetings and the proceedings.

Other business experience in the past three years:

- **Employer:** Two Star Dog, Inc.
  Title: Creative Director/Designer
  Dates of Service: May 04, 2004 - October 15, 2018
  Responsibilities: To design and reinforce the brand aesthetic. Responsibilities include designing as well as coming up with concepts, inspiration and colors based upon what will appeal to the market.

Name: Malihe Evans

Malihe Evans's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Controller
  Dates of Service: November 01, 2018 - Present
  Responsibilities: Accounting and Human Resources

Other business experience in the past three years:

- **Employer:** Two Star Dog, Inc.
  Title: Controller
  Dates of Service: January 10, 2000 - November 01, 2018
  Responsibilities: Accounting and Human Resources

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the series seed preferred stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any series seed preferred stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering series seed preferred stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company

performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The series seed preferred stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the series seed preferred stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get

them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks and Internet domain names. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we

believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Stella Carakasi DTC, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Stella Carakasi DTC, Inc. could harm our reputation and materially negatively impact our financial condition and business.

New competitors may enter the market.

We operate in an established market space that regularly sees the entrance of new competitors. New competitors may copy our business model and provide a wider range of product at a lower price, target the same customer base which may force us to cut prices and decrease our margins.

Competitors may be able to call on more resources than us

While we believe that our company is unique, competitors may replicate our business and may be better capitalized than we are, which would give them a significant advantage.

Our results of operations are subject to variable influences and intense competition

Our company is sensitive to changes in consumer spending patterns, consumer preferences and overall economic conditions. We are also subject to fashion trends affecting the desirability of our products. In addition to competing with other direct-to-consumer apparel companies, we face competition from a broad range of retailers, many of which have greater financial resources than us.

We rely on third party manufacturers and vendors, some of whom are outside the United States.

Our products are primarily produced by, and purchased or procured from, independent manufacturing contractors located mainly in countries in North America, South America, Europe and Asia. A manufacturing contractor's failure to ship products in a timely manner or meet the required quality standards could cause us to miss the delivery date. Due to our dependence on overseas production, our business is subject to the following risks: ● political and economic instability in countries, including heightened terrorism and other security concerns, which could subject imported or exported goods to additional or more frequent inspections, leading to delays in deliveries or impoundment of goods; ● imposition of regulations and quotas relating to imports, including quotas imposed by bilateral textile agreements between the United States and foreign countries; ● imposition of increased duties, taxes and other charges on imports; ● significant fluctuation of the value of the dollar against foreign currencies; ● labor shortages in countries where contractors and suppliers are located; ● a significant decrease in availability or an increase in the cost of raw materials; ● restrictions on the transfer of funds to or from foreign countries; ● disease epidemics and health-related concerns, which could result in closed factories,

reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas; ● increases in the costs of fuel, travel and transportation; ● increases in manufacturing costs in the event of a decline in the value of the United States dollar against major world currencies, particularly the Chinese Yuan, and higher labor costs being experienced by our foreign manufacturers in China; ● violations by foreign contractors of labor and wage standards and resulting adverse publicity. If these risks limit or prevent us from selling or manufacturing products in any significant international market, prevent us from acquiring products from foreign suppliers, or significantly increase the cost of our products, our operations could be seriously disrupted until alternative suppliers are found or alternative markets are developed, which could negatively impact our business. Recently imposed tariffs and countervailing actions may increase our cost of goods or result in delay to delivery. Recent trade disputes between the United States and its traditional trading partners Mexico and China may result in increased cost of goods for our products. Due to our focus on maintaining product prices for customers, we may be required to absorb those increased costs, resulting in lower gross profits. Additionally, even without tariff duties impacting our cost of goods, our products may be subject to increased inspection or delays as retaliatory measures are taken by foreign governments. Uncertainty with respect to US trade policy may reduce our manufacturing choices and add to our expenses. Most of the suppliers of raw materials and/or manufacturers of our products are not in the United States. The current US President indicated a desire to re-negotiate trade deals and impose tariffs on materials and products manufactured in foreign countries, including China. We may incur additional expenses if we are forced to base our manufacturing in the United States. Fluctuations in the price, availability and quality of raw materials could cause delays and increase costs and cause our operating results and financial condition to suffer. Fluctuations in the price, availability and quality of the fabrics or other raw materials used in our manufactured apparel, could have a material adverse effect on cost of sales or our ability to meet customer demands. The price and availability of the raw materials and, in turn, the fabrics used in our apparel may fluctuate significantly, depending on many factors, including crop yields, weather patterns, labor costs and changes in oil prices. If prices increase, we may not be able to pass these costs onto our customers, due to our competitive price point. This could result in lower gross margins and could have a significant adverse effect on our business, financial condition, and operating results. Delays in availability and delivery of raw materials could result in delays of product deliveries, potentially causing decreased sales and financial performance.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with

the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dai Jianping (ownership % of Series Seed Preferred Stock)	78,500	Series seed preferred stock	30.69
Info Team Limited/Diana Ho (ownership % of Series Seed Preferred Stock)	65,000	Series seed preferred stock	25.41

The Company's Securities

The Company has authorized Common Stock, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Series Seed Preferred Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 2,000,000 outstanding.

Voting Rights

The Common Stock (a) is one and the same class, (b) has full and unlimited voting rights (with each share having one vote on each matter submitted to stockholders for vote), and (c) subject to the rights of the holders of Preferred Stock, (i) has equal rights of participation in dividends and distributions and (ii) is entitled to receive the net assets of the Company ratably upon liquidation, sale, or dissolution of the Company. Except as otherwise required by law, holders of Common Stock are not entitled to vote on any amendment to this Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or the Statute. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote.

Material Rights

Dividend Rights Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. Rights to Receive Liquidation Distributions Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Rights and Preferences The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by the rights of Series Seed Preferred Stock and any additional classes of stock that we may designate in the future.

Series Seed Preferred Stock

The amount of security authorized is 1,135,000 with a total of 255,766 outstanding.

Voting Rights

Each holder of shares of the outstanding Series Seed Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such a matter.

Material Rights

Other Material Rights: Dividends The Company may (when, as and if declared by the Board of Directors) declare and distribute dividends among the holders of Series Seed Preferred Stock and the holders of Common Stock pro rata based on the number of shares of Common Stock held by each, determined on an as-if-converted basis. Liquidation In the event of any liquidation or winding up of the Company, the holders of Series Seed Preferred Stock will be entitled to receive an amount per share equal to the Series Seed Original Issue Price (the "Series Seed Liquidation Preference"). After payment of the Series Seed Liquidation Preference, the remaining assets will be distributed ratably to the holders of Common Stock. The foregoing notwithstanding, for purposes of determining the amount to be received by each holder of Series Seed Preferred Stock, the holder will be deemed to have converted (regardless of whether the holder actually converted) his shares into shares of Common Stock immediately prior to the liquidation if, as a result of an actual conversion, he would receive, in the aggregate, an amount greater than the amount he would receive in respect of such shares if he did not convert them into shares of Common Stock. A consolidation or merger of the Company, a sale of substantially all its assets, or any transaction in

which control of not less than 50% of the outstanding voting securities of the Company is transferred to unaffiliated third parties who are not then shareholders of the Company will be deemed to be a liquidation or winding up for the purposes of the liquidation preference and is referred to herein as a "Deemed Liquidation Event." Optional Conversion The holders of the Series Seed Preferred Stock will have the right to convert any or all shares of the Series Seed Preferred Stock, at the option of the holder, at any time, into shares of Common Stock. One share of Series Seed Preferred Stock is initially convertible into one share of Common Stock based on a conversion price equal to the Series Seed Original Issue Price (the "Series Seed Conversion Price"). The Series Seed Conversion Price may be adjusted based on certain events (see "Antidilution Provisions" below). Automatic Conversion The Series Seed Preferred Stock will be automatically converted into Common Stock at the then applicable conversion rate (a) upon the closing of an underwritten public offering of shares of capital stock of the Company in which (i) the aggregate cash proceeds to the Company equal or exceed $20 million, net of underwriters' commissions and expenses, and (ii) the price per share is not less than three times the Series Seed Original Issue Price, or (b) at any time upon the written approval of the holders of no less than 2/3rd of the outstanding Series Seed Preferred Stock. Governance, Management & Control Voting Rights Except as otherwise required by law or by the "Protective Provisions" below, the holders of the Series Seed Preferred Stock will vote together with the holders of the Common Stock. Each share of Series Seed Preferred Stock will carry a number of votes equal to the number of shares of Common Stock then issuable upon its conversion. Series Seed Stockholder Approval Items Without first having obtained the affirmative vote or written consent of the holders of not less than a majority of the outstanding shares of Series Seed Preferred Stock, the Company may not: (a) liquidate or enter into any transaction or agreement that would result in a Deemed Liquidation Event; (b) declare or make any dividends; (c) redeem or repurchase any Company Stock (other than any employee stock repurchases pursuant to reverse vesting or employee agreements approved by the Board of Directors) (d) create a new class of preferred stock on a par with or senior to the Series Seed Preferred Stock; (e) change the authorized number of shares of Company Stock; or (f) adversely change the rights of the Series Seed Preferred Stock. Right to Force a Sale of the Company The Company must agree to any Deemed Liquidation Event transaction and all major shareholders must likewise agree to such transaction upon the approval of (a) the Board of Directors, (b) the holders of a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Series Seed Preferred Stock, and (c) a majority of all outstanding Common Stock (other than those issued or issuable upon conversion of the shares of Series Seed Preferred Stock).   Investor Protection Antidilution Provisions The Series Seed Conversion Price will be adjusted for any stock splits, stock dividends, reorganizations, recapitalizations and similar events. Pro-Rata Rights In the event the Company proposes to offer equity securities to any person, holders of Series Seed Preferred Stock will have the pro rata right, based on their percentage equity ownership of Common Stock, calculated on a fully diluted basis (as converted), to participate in such offering, subject to customary exclusions, including equity securities issued: (a) upon conversion of any Series Seed Preferred Stock; (b) to the Company's employees, officers, directors or consultants as compensation; (c) as a

dividend distribution on any Series Seed Preferred Stock; (d) to third parties in connection with technology licenses, strategic alliances, acquisitions, equipment leases, or other commercial financing transactions (not to exceed 2.5% of the Company's Common Stock calculated on a fully diluted basis in any 12-month period without the permission of the Board of Directors; or (e) to third parties in connection with a strategic corporate partnership or joint venture with a non-affiliate (not to exceed 2.5% of the Company's Common Stock calculated on a fully diluted basis in any 12-month period without the permission of the Board of Director. Any shares not subscribed for by a holder of Series Seed Preferred Stock may be reallocated among the other eligible holders of Series Seed Preferred Stock. The preemptive right is not applicable to a holder of Series Seed Preferred Stock if (i) at the time of the subsequent securities issuance, the holder is not an accredited investor and (ii) the subsequent securities issuance is otherwise being offered only to accredited investors. Information Rights So long as any of the Series Seed Preferred Stock is outstanding, the Company will deliver to each major holder of Series Seed Preferred Stock reviewed, compiled or audited annual and unaudited quarterly financial statements and other information reasonably requested by any holder of Series Seed Preferred Stock. The obligation of the Company to furnish such information will terminate at such time as the Company (i) consummates an IPO, (ii) becomes subject to the reporting provisions of the Securities Exchange Act of 1934, as amended, or (iii) upon a Deemed Liquidation of the Company.

What it means to be a minority holder

As a minority holder of series seed preferred stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends,

and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $200.00
  Number of Securities Sold: 2,000,000
  Use of proceeds: Working capital
  Date: October 15, 2018
  Offering exemption relied upon: Private offering

- **Name:** Series Seed Preferred Stock
  Type of security sold: Equity
  Final amount sold: $25.58
  Number of Securities Sold: 255,766
  Use of proceeds: Working capital
  Date: November 01, 2018
  Offering exemption relied upon: Private offering

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those

contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:
The company is currently generating revenue selling Stella Carakasi branded clothing as well as non-branded accessories. The capital raised via this offer will be used to fund growth as explained in the "use of funds" section.

Foreseeable major expenses based on projections:
The company plans to reach sales of $1,250,000 by the end of 2019. There are several major expenses related to achieving this goal; • Increase in production; must build up inventory and have goods available to sell. • Increase in marketing and advertising expenses as the company plans to adopt a much more aggressive marketing plan by engaging a third party marketing firm to help reach a bigger market for its products. • Increase in internal payroll expenses specifically in marketing and e-commerce; the company will hire a full time e-commerce marketing executive.

Future operational challenges:
Driving growth and optimization in acquisition marketing is key to our success. To increase visibility via the digital value chain we will need to gain the best advantage of our digital media assets and meet the needs of our customers. To do so we will deploy scalable, integrated and synergistic content, business, and customer experience management technologies.

Future challenges related to capital resources:
If we are not able to raise the maximum funds, the Company will have two choices, maintain the company at its start-up level activity until it can start a second campaign or look for other sources of capital to fund its growth.

Future milestones and events:
Financially the Company factors in a successful crowdfunding campaign without which the operational milestone of hiring its technical marketing team along with engaging an outside firm and overall execution of the marketing plan may not be realized.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
The Company at its inception does not have any capital resources. The company does not have any lines of credit with any financial institutions.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital

resources available?)

The company is relying on this campaign to fund its growth from a $1.25M (1st year) annual sales to $5M by its third year of operations. There are no other capital resources to fund the planned growth at this time.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Without funding, the company can remain a viable company at $650K to $750k in annual sales but will need to adjust its overhead and marketing expenses to its revenues.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company currently generates (average) monthly sales of $60,000. If only the minimum is raised, the company will not be able to fund growth as planned. The Company will continue its operations at a reduced level of operational expenses for approximately 6-8 months while alternative sources of funding are secured.

How long will you be able to operate the company if you raise your maximum funding goal?

If we reach our maximum funding goal and assuming a successful execution of our marketing plan we anticipate finishing our first year of operations with continuation into year two. We anticipate our first year expenses to be allocated as follows: 33% inventory purchases, 24% marketing expenses and 43% for general, administrative and payroll expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

At present the company has not sought any other types of future capital but will continually reevaluate going forward.

Indebtedness

- **Creditor:** Shopify Capital Inc
  Amount Owed: $57,000.00
  Interest Rate: 13.0%
  Maturity Date: June 30, 2019

- **Creditor:** Two Star Dog, Inc.
  Amount Owed: $500,000.00
  Interest Rate: 0.0%
  Maturity Date: December 01, 2022
  In 2018, the Company issued a $500,000 promissory note in exchange for it's

trademarks Two Star Dog Inc., a related party ("the Related Party Note Payable"). Under the Related Party Note Payable, the Company must make monthly payments of the greater of $10,000 or 10% of net sales during the preceding month until the note is paid-in-full.

- **Creditor:** Steven Boutrous
  Amount Owed: $13,500.00
  Interest Rate: 0.0%
  Maturity Date: January 21, 2020
  In 2018, the Company issued a promissory note to related party, Steven Boutrous. The principle amount of the note amounts to $13,500 and bears no interest. The Company will pay $1,000 per month starting in January 2019 with the last payment of $1,500 due in January 2020. Steve Boutrous is a member of the Company's management team.

Related Party Transactions

- **Name of Entity:** Steven Boutrous
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Legal fees in relation to the incorporation of the company in the amount of $13,500 was paid for by Steven Boutrous.
  Material Terms: In 2018, the Company issued a promissory note to related party, Steven Boutrous. The principle amount of the note amounts to $13,500 and bears no interest. The Company will pay $1,000 per month starting in January 2019 with the last payment of $1,500 due in January 2020. Steve Boutrous is a member of the Company's management team.

- **Name of Entity:** Two Star Dog Inc
  Names of 20% owners: Steven Boutrous, Stella Carakasi, Allan Boutrous, Vivian Dai
  Relationship to Company: Stella Carakasi DTC Inc. is operated by the same management team as Two Star Dog Inc.
  Nature / amount of interest in the transaction: In 2018, the Company issued a $500,000 promissory note in exchange for it's trademarks Two Star Dog Inc., a related party ("the Related Party Note Payable").
  Material Terms: Under the Related Party Note Payable, the Company must make monthly payments of the greater of $10,000 or 10% of net sales during the preceding month until the note is paid-in-full.

- **Name of Entity:** Two Star Dog Inc.
  Names of 20% owners: Steven Boutrous, Stella Carakasi, Allan Boutrous, Vivian Dai
  Relationship to Company: Stella Carakasi DTC Inc. is operated by the same management team as Two Star Dog Inc.

Nature / amount of interest in the transaction: The Company sells items of inventory on a consignment basis from related party Two Star Dog, Inc.
Material Terms: Two Star Dog, Inc. shares common ownership and management with Stella Carakasi DTC Inc.

- **Name of Entity:** Two Star Dog Inc.
  Names of 20% owners: Steven Boutrous, Stella Carakasi, Allan Boutrous, Vivian Dai
  Relationship to Company: Two Star Dog, Inc. shares common ownership and management with the Company.
  Nature / amount of interest in the transaction: The Company currently occupies a warehouse and office space under a non-cancellable operating lease.
  Material Terms: This lease commenced on November 1, 2018. This term ends on December 31, 2018 with a monthly payment of $7,200. Upon expiration of the initial term, the lease will continue on a month-to-month basis. The monthly payments will increase to $7,920 per month and $8,712 per month in the years of 2019 and 2020, respectively. The master lease is in the name of related party Two Star Dog, Inc.

Valuation

Pre-Money Valuation: $4,511,532.00

Valuation Details: Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies is difficult to assess in which case other means are used. Our pre-money valuation was set by the company using a combination of factors including past revenue performance, future earnings potential as well as comps in the apparel space. The actual value of Stella Carakasi DTC, Inc. may be more or less. The price of the shares merely reflects the opinion of the company as to what would be the fair market value.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  50.0%
  The funds will be used for customer acquisition purposes across multiple on-line marketing channels Including Facebook, Instagram, SEO, affiliates and e-mail. Paid social media marketing is currently our primary acquisition source but we also leverage our e-mail platform which allows us to send out a variety of promotional e-mail with the goal of driving increased traffic to the site.

- *Company Employment*
  22.0%
  The company will hire key members in marketing to help with customer acquisition, marketing material and enhanced site content.

- *Inventory*
  22.0%
  The company will invest in new products based on customer feedback as well as inventory to support consumer demand for best sellers.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  55.0%
  The funds will be used for customer acquisition purposes across multiple on-line marketing channels Including Facebook, Instagram, SEO, affiliates and e-mail. Paid social media marketing is currently our primary acquisition source but we also leverage our e-mail platform which allows us to send out a variety of promotional e-mail with the goal of driving increased traffic to the site.

- *Inventory*
  20.0%
  The company will invest in new products based on customer feedback as well as inventory to support consumer demand for best sellers.

- *Company Employment*
  15.0%
  The company will hire key members in marketing to help with customer acquisition, marketing material and enhanced site content.

- *Working Capital*
  4.0%
  The company will invest in computer hardware/software upgrades as needed.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.stellacarakasi.com (www.stellacarakasi.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/stellacarakasi

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Stella Carakasi DTC, Inc.

[See attached]

STELLA CARAKASI DTC, INC.

Reviewed Financial Statements For The Period of March 29, 2018 (Inception)
through November 30, 2018

January 2, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Stella Carakasi DTC, Inc.
Berkeley, CA

We have reviewed the accompanying financial statements of Stella Carakasi DTC, Inc. (a corporation), which comprise the balance sheet as of November 30, 2018, and the related statements of income and retained earnings and cash flows for the interim period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
January 2, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

STELLA CARAKASI DTC, INC.
BALANCE SHEET
NOVEMBER 30, 2018

ASSETS

CURRENT ASSETS		
Cash	$	1,717
Due from Related Party		58,957
TOTAL CURRENT ASSETS		60,674
TOTAL ASSETS		60,674

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable		88,967
Due to Related Party		64,034
TOTAL CURRENT LIABILITIES		153,001
NON-CURRENT LIABILITIES		
Related Party Note Payable		500,000
TOTAL LIABILITIES		653,001
SHAREHOLDERS' EQUITY		
Common Stock (5,000,000 shares authorized; 2,000,000; issued and outstanding; $.0001 par value)		200
Preferred Stock (1,135,000 authorized, 255,766 issued, and outstanding; no par value)		-
Unearned Compensation		(65)
Stock Subscription Receivable		(35)
Retained Earnings (Deficit)		(592,427)
TOTAL SHAREHOLDERS' EQUITY		(592,327)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	60,674

Reviewed- See accompanying notes.

STELLA CARAKASI DTC, INC.
INCOME STATEMENT
FOR THE PERIOD OF MARCH 29, 2018 (INCEPTION) THROUGH NOVEMBER 30, 2018
_____

Operating Income		
Sales, Net	$	56,469
Cost of Goods Sold		(24,095)
Gross Profit		32,374
Operating Expense		
Salaries & Wages		26,313
Rent		15,278
Legal & Professional		14,294
Selling & Marketing		1,442
General & Adminstrative		415
		57,743
Net Income from Operations	$	(25,368)

STELLA CARAKASI DTC, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF MARCH 29, 2018 (INCEPTION) THROUGH NOVEMBER 30, 2018

_____

Cash Flows From Operating Activities

Net Income (Loss) For The Period	$	(25,368)
Change in Accounts Payable		88,967
Change in Due to Related Party		64,034
Change in Due from Related Party		(58,957)
Net Cash Flows From Operating Activities		68,676

Cash Flows From Financing Activities

Change in Common Stock	200
Change in Preferred Stock	-
Change in Related Party Note Payable	500,000
Change in Unearned Compensation	(65)
Change in Stock Subscription Receivable	(35)
Non-Cash Retained Earnings Adjustment	(567,058)
Net Cash Flows From Investing Activities	(66,958)

Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		1,717
Cash at End of Period	$	1,717

STELLA CARAKASI DTC, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD OF MARCH 29, 2018 (INCEPTION) THROUGH NOVEMBER 30, 2018

Beginning Balance	$	-
Issuance of Common Stock		200
Issuance of Preferred Stock		-
Change in Unearned Compensation		(65)
Change in Stock Subscription Receivable		(35)
Non-Cash Adjustment to Retained Earnings		(567,059)
Net Income		(25,368)
Ending Balance	$	(592,327)

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Stella Carakasi DTC, INC. ("the Company") is a corporation organized under the laws of Delaware. The Company is a retailer of women's fashion.

Prior to the second half of 2018, the Company operated as a segment of Two Star Dog, Inc., a company that shares common ownership and management with Stella Carakasi DTC, Inc. Two Star Dog, Inc. and Stella Carakasi DTC, Inc.

NOTE B- GOING CONCERN MATTERS

The Company recorded a net operating loss during the interim period ended November 30, 2018. The Company's management believes that it will be profitable during its first full annual period. Thus, the financial statements do not include any adjustments necessary to account for the possibility that the Company may be unable to continue in operation through January 2, 2020, one year from the date the financials were available to be issued.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with development of new technology including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful life.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

In addition to its direct sales of proprietary inventory through its retail outlet, the Company sells items of inventory on a consignment basis from related party Two Star Dog, Inc. Two Star Dog, Inc. shares common ownership and management with the Company.

Rent

The Company currently occupies a warehouse and office space under a non-cancellable operating lease. This lease commenced on November 1, 2018. This term ends on December 31, 2018 with a monthly payment of $7,200. Upon expiration of the initial term, the lease will continue on a month-to-month basis. The monthly payments will increase to $7,920 per month and $8,712 per month in the years of 2019 and 2020, respectively. The master lease is in the name of related party Two Star Dog Inc.

Trademark

The Company purchased certain intellectual property, including a trademark and the right to use trade dress and other marketing related collateral from a related party, Two Star Dog, Inc. in exchange for a note payable. The purchase was not consummated on terms that could not be considered "arm's length." Thus, no amount has been capitalized in recognition of the acquisition. Two Star Dog, Inc. shares common management and ownership with the company.

Related Party Transactions

The Company occupies retail space in the name of Two Star Dog Inc. Two Star Dog Inc. is commonly controlled by management of the Company.

The Company issued preferred stock to creditors of related party Two Star Dog, Inc. in exchange for cancellation of debt owed by Two Star Dog, Inc. Two Star Dog, Inc. is commonly controlled by management of the Company.

Due from Related Party

Due from Related Party consists of money collected on behalf of the Company by Two Star Dog Inc. for payments made by the Company's customers.

Due to Related Party

Due to Related Party consists of money due to related party, Two Star Dog Inc., for rent and marketing expenses paid on the Company's behalf.

Advertising

The Company records advertising expenses in the year incurred.

6

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

On October 15, 2018, the Company issued 650,000 restricted stock to employees of the Company that bear a two-year vesting period. The vesting period will commence on December 1, 2018. As of November 30, 2018, the Company recognized no expense related to equity-based compensation.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company's initial federal tax filing will be due in early 2019.

The Company is subject to income tax filing requirements in the State of California. The Company's initial California tax filing will be due in early 2019.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's initial franchise tax filing will be due in early 2019.

The Company collects sales tax on behalf of the State of California on sales to customers in that state. The Company's sales tax filings are generally subject to review for four years from the date filed.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This guidance was effective in the first annual period ended after December 15, 2016, and interim periods thereafter, for public entities. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting

periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2018, the Company issued a promissory note to related party, Steve Boutrous. The principle amount of the note amounts to $13,500 and bears no interest. The Company will pay $1,000 per month starting in January 2019 with the last payment of $1,500 due in January 2020. Steve Boutrous is a member of the Company's management team.

In 2018, the Company issued a $500,000 promissory note in exchange for a trademark Two Star Dog Inc., a related party ("the Related Party Note Payable"). Under the Related Party Note Payable, the Company must make monthly payments of the greater of $10,000 or 10% of net sales during the preceding month until the note is paid-in-full. Two Star Dog, Inc. shares common management and ownership with the Company.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

The Company operates primarily from a single sales outlet in California. As a result, the Company may be subject to risks confined to the local market in which it operates.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before January 2, 2019, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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Stella Carakasi
DTC, Eco-Friendly, Inclusive Fashion
Small OPO
Berkeley, CA
Design
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

An Eco-Friendly, Direct-To-Consumer, Size-Inclusive Luxury Brand That's Disrupting The Fashion Industry

We're a modern lifestyle brand creating unique and comfortable clothing that transforms the way women feel.

Invest In **Stella Carakasi**

Stella Carakasi's Direct-To-Consumer (DTC) Brand is the latest exciting iteration in a series of **successful businesses driven by a team of entrepreneurs boasting 25 years together**. With past successes in companies like Two Star Dog ($70M in lifetime sales) and Stella Carakasi's Wholesale Collection ($20M in lifetime sales), we're excited to dive into the direct-to-consumer business model, which will allow us to continue forward as a **sustainable, size-inclusive, cutting-edge collection. Stella Carakasi offers women captivating, affordable and beautiful clothing.**





Since we entered this business in 1993, **the fashion industry has changed**. We're savvy enough to see that. We've remained malleable, ambitious, and forward-thinking the last 25 years. And, we've shifted to an air-tight business model that ensures we're sustainable in this ever-changing industry.



At Stella Carakasi, we're offering the **same impeccable, sustainable quality, along with modern designs and customer-pleasing silhouettes**. We've combined three key principals to ensure we offer women the clothing they want, at prices they can afford, while remaining true to our values.



Direct-To-Consumer

We're a luxury designer brand with competitive pricing. We've cut out the middleman and passed on the savings to our customers. This allows us to stay affordable while *also* staying relevant to our customers. We maintain an open line of communication with our customer base. This ensures we make the improvements they crave. We can implement changes in our designs based on their desires, and predict what they'll want next from our brand.



Sustainable Fabrics And Methods

Eco-friendly manufacturing has always been at the core of our values (ever since we started our first company, Two Star Dog in 1993), and we've continued that with Stella Carakasi DTC. By going direct to consumer, we're able to employ a "less is more" approach, and eliminate excess inventory. We work directly with mills to pioneer new fabrics, that are soft, beautiful, durable, and of course, sustainable. We are constantly innovating and developing new textiles to create our clothes.

Size Inclusivity

The average American woman wears a size 16. But, many trendy brands across the board only offer sizes up to 12 or 14. This means that an entire cross-section of our population has been ignored and, quite frankly, shut out of the fashion conversation. At Stella Carakasi, we're here to change that. We creatively engineer *every pattern in our collection* to fit beautifully on women size XS-XL (sizes 2 to 16). We're bridging the size gap.

Invest in Stella Carakasi DTC

Backed by experience, talent and a proven track record, our company is ready to grow. We're adapting and changing every day to make sure we continue to offer the best products possible to our loyal customers. And, our direct-to-consumer business model means that we can stay in direct contact with that base, making clothing on-demand. We're a hands-on team with high standards in sustainability and fit. Join us as we keep growing. Let's continue to give women a product that they deserve.

The Offer

Investment

$2/share of Series Seed Preferred Stock│When you invest you are betting the company's future value will exceed $5.5M.

Perks

The first 10 investors within first 24 hours of launch will receive a complimentary style session ($250 value) to be used within one year

$500 investor: The Front Row membership*

- $1000 investor: you will receive 10% off full price clothing at www.stellacarakasi.com for one year + The Front Row membership*
- $2500 investor: you will receive 15% off full price clothing at www.stellacarakasi.com for one year + The Front Row membership*
- $5000+ investor: you will receive 20% off full price clothing at www.stellacarakasi.com for one year + 1 Style Session with a Stella Carakasi Stylist ($250 value) to use within the year (recommended for seasonal check-ins ie. fall/spring) + The Front Row membership*

*All perks occur after the offering is completed.

*With your investment, you will automatically become a Founding Member of The Front Row, our exclusive membership program which gives you access to:

- Exclusive invitations to online & in-store Front Row events
- Previews of new collections - see it before everyone else
- And more to come!

---

*Affordable luxury and sustainable style in your size. Stella Carakasi designs with freedom in mind. Freedom to move, freedom to feel comfortable, freedom to **BE YOU, FOR YOU**. Dress for yourself and leave the rest behind.*

Meet Stella Carakasi DTC

Something Different Based On Something Tried and True

We're disrupting the fashion industry.

We're stepping into the 21st century with a malleable and adaptable model that's built to last. **25 years ago, entrepreneurs Steven and Allan Boutrous joined forces with designer Stella Carakasi to launch Two Star Dog.** In 1993, Two Star Dog was the **first U.S. company to develop and market a complete men's and women's collection made from hemp.**

We were early eco-fashion disruptors, practicing sustainable manufacturing processes and scaling a successful wholesale business across the U.S., Canada and Europe with **$70M in lifetime sales by 2012** before exiting. Next, came The Stella Carakasi label, launched in the Fall of 2012, with **values still rooted in social and environmental issues** while delivering high-quality, designer clothing created to fit women's realistic body shapes. **By the end of 2017, the Stella Carakasi lifetime sales scaled to $20M.**

And now, we're back. In late 2018 we launched a brand new company, Stella Carakasi DTC, leaving the traditional wholesale model behind. Our new direct-to-consumer approach means we no longer chase the unsustainable fashion industry calendar and deadlines, but **deliver time-honored craftsmanship without the traditional retail markup.** With this new method, we're able to directly engage with our customers and make on-demand clothing resulting in better designs, all while eliminating inventory excess for a lighter environmental footprint. Each of our designs are manufactured in small quantities, which means we're able to increase sustainability and ensure extremely high production standards.



STELLA **CARAKASI**





 

ICON
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Now That You Know What We're About...

...Let's Talk About Our Clothes

"It's really all about you! My designs cater to the real woman and her needs. I give her clothes that she feels unique in and can wear from morning until night, workweek to weekend. My clothing is not about age or body type, but about lifestyle and personal expression. I never compromise on craftsmanship, attention to detail, practicality or uniqueness. Self confidence is your best asset, and if my clothing supports this, then I have accomplished what I set out to do."

Stella Carakasi

Co-founder and Creative Director

   

Fit

Our team carefully engineers every detail of every style to ensure that the fit is consistent and comfortable from sizes 2-16.

That's what makes us unique. Every single style is offered in a full size range. And that's no easy task. Every style is thoroughly optimized to ensure that each size is customized to fit well proportionally. Our goal is to expand our size offering up to size 20.

Style

Our direct competitors either offer a selection of BASIC and BOXY designs, or they only offer select styles in larger sizes.

We're bridging the gap between styling and assortment so our customers' needs for sophisticated styling with unexpected details are met. We give an underserved market the freedom to choose and shop each capsule, including her in the fashion conversation.

Direct-To-Consumer

After years in the wholesale business, we looked around and realized that the fashion industry was changing. We're now a luxury designer brand with competitive pricing, passing on savings and incredible styles to our customers.

Eco-Friendly

We've been eco-friendly since the founding of our first company, Two Star Dog (in 1993). We start by using eco-friendly materials: Tencel, Modal, Organic Cotton, Hemp, and more. We believe that, in today's world, offering a product that promotes eco-friendliness is essential to long-term success.

The Fashion Market Is Expanding...

...In All Our Key Markets

The Apparel E-Commerce Market Size Is Growing



Source: Statista

Our DTC Model Allows Us To Serve International Markets



Source: Shopify

Loyal and Empowered

What Our Customers Are Saying

"I feel confident, pretty and ready to take on the world! Partly because I love the looks, partly because it makes me feel good to know I'm rocking a brand that uses eco-friendly fabrics, and partly because I have an emotional connection to Stella herself. Stella is a phenomenal woman, mother and designer. Knowing that I am wearing a designer that shares the same values as me means that much more. She understands that women want to feel like the best version of themselves and that is exactly how I feel when wearing her pieces."

Dani R.



"I love the clean lines and the fit is absolutely perfect. The designs are elegant and sophisticated and can be worn at any age. There are pieces in the collection that are timeless and of course, I LOVE how comfortable everything is."

Amy S.

"Stella Carakasi is revolutionizing fashion by turning to natural fabrics and following a sustainable fashion method! I respect this brand so much because of that. The clothes fit me so well, they're very unique and they play with asymmetrical designs that make it so contemporary. I recommend this brand for women of any size or age...especially if

"As a CEO it is important for my professional image to match who I really am and my message. As a woman in business, I am tired of the masculine look– business suits, highly tailored clothing, drab colors. Stella Carakasi allows me to create a professional look that reveals the feminine in both powerful and subtle ways."

you care about the environment!"

Susan M.

Trisha B.

Invest in Stella Carakasi DTC

Bring Sustainable, Inclusive, and Exciting Fashion to *Everyone*



We're a startup backed with 25 years of experience working as a team, building and scaling wholesale apparel companies. We have forged relationships with family-owned factories that have made luxury clothing for decades. For 25 years we have worked closely with these partners to execute our designs, leaving no detail untouched. This means countless fittings, analyzing each design, size and fabric choice to ensure that it meets our highest standards.

Stella Carakasi is a unique, cutting-edge lifestyle brand that transforms the way women feel. We create a positive fashion experience for the many women that feel left out of the fashion conversation by offering clothing that focuses on personal expression and body shape diversity. This dream team has a proven track record realizing a company's vision by implementing strategic initiatives and high impact systems to ensure revenue growth. They are goal-oriented leaders, highly organized, efficient and capable of motivating individuals with an unwavering commitment to excellence in all endeavors.

Invest In Stella Carakasi DTC

This current crowdfunding round is intended to continue our innovation in size inclusivity, sustainability as well as production and delivery of Spring 2019 capsules. Additionally, it will enable us to further expand the quality and depth of our marketing efforts and customer outreach in the following channels:

- **Acquisition Channels:** Paid search, paid social, display and SEO
- **Retention Channels:** Email and loyalty programs

With success in these areas, we will look to future rounds of funding to further the expansion of the brand.

funding to further the expansion of the brand.

In the Press

San Francisco Chronicle | 40+Style | Fourth Street Berkeley | the rich life | SanFrancisco magazine

SHOW MORE

Meet Our Team



Stella Carakasi

Co-Founder and Creative Director

Stella has been a visionary entrepreneur and business partner since 1993 when the Two Star Dog label was launched, the first US company to develop and market a complete men's and women's collection made from hemp. An early eco fashion disruptor, she practices sustainable manufacturing processes and scaled a wholesale business to $70M in lifetime sales by 2012 before exiting. By 2012 she and her partners launched the Stella Carakasi label and scaled the brand to $20M in lifetime sales by 2017. In 2018 Stella took the role as Creative Director at Stella Carakasi DTC Inc., a new business model focusing on direct-to-consumer sales via e-commerce and in-store sales. Stella has cultivated her remarkable design talent through an extensive fashion career, designing for men and women across all fabric categories after graduating from design school. Her expertise in technical and creative design are a product of 25 years in the apparel space. Her attention to detail



Steven Boutrous

Co-Founder and Chief Executive Officer

Steven has been a visionary entrepreneur, business partner and CEO since 1993. As CEO of Two Star Dog Inc., the first US company to develop and market a complete men's and women's collection made from hemp, Steven successfully scaled the business to $70M in lifetime sales by 2012, before exiting. By 2012 he and his partners launched the Stella Carakasi label and under his leadership the brand scaled to $20M in lifetime sales by 2017. In 2018 Steven took the role as CEO at Stella Carakasi DTC Inc., a new business model focusing on direct-to-consumer sales via e-commerce and in-store sales. His exceptional capacity to identify opportunities and drive innovation has been the motivational force behind the company's continued success. As a dynamic, results-oriented leader with a strong track record of team building and performance improvement he has created a culture of highly engaged employees with an impressive



Allan Boutrous

Co-founder and Director of Brand

Allan works with his team on the day-to-day marketing operations of the company as well as guiding the broader vision for the brand. His interest in art, photography and the written word has propelled him into a career that encompasses all of his passions, including the environment. As an early fashion disruptor, Allan has been an integral part of the visionary team that launched Two Star Dog, the first US company with a focus on sustainability and environmental consciousness to manufacture and market complete collections of men's and women's hemp clothing. He developed a comprehensive marketing strategy to educate the general public, buyers, retailers, and a national sales team on the benefits of hemp and other eco-fibers, as well as the value of sustainability in manufacturing. His efforts have successfully scaled a wholesale business that reached $70M in lifetime sales by 2012. By 2012 he and his partners launched the Stella Carakasi label and

and approach to craftsmanship is reflected in every style she produces, be it a fully fashioned knit sweater, a jersey tee, or a complex jacket. Stella has cultivated her remarkable design talent through an extensive fashion career, designing for men and women across all fabric categories after graduating from design school. Her expertise in technical and creative design are a product of 25 years in the apparel space. Her attention to detail and approach to craftsmanship is reflected in every style she produces, be it a fully fashioned knit sweater, a jersey tee, or a complex jacket. Early in her career, she mastered garment dyeing, domestic production and distribution, and moved on to building two international brands selling across the United States, Canada, Europe and Australia. She oversaw creative direction, managed the technical design team, was involved in branding, marketing and retail store designs, all while traveling internationally to sourcing and trade shows. A testament to her high productivity, she managed to create over 240 new styles per year - broken into 8 smaller seasonal collections. She is extremely passionate about creating a more positive fashion experience for the many women that feel left out of the fashion conversation. Stella intends to further disrupt the fashion industry by solving a much larger problem which is size inclusivity.

retention rate. His superior interpersonal skills, and experience in contract negotiations and strategic alliances have proven successful in resolving multiple and complex issues: sales, human resources, legal, financial and operations. Steven's pragmatic approach to strategy, vision and mission planning has prepared him to pivot the company into a direct-to-consumer business model and navigate the new retail landscape.

scaled the brand to $20M in lifetime sales by 2017. In 2018 Allan took the role as Director of Brand at Stella Carakasi DTC Inc., a new business model focusing on direct-to-consumer sales via e-commerce and in-store sales. As Director of Brand, he collaborates on creative strategy with a highly motivated marketing team to create a consistent and compelling brand experience through all sales channels and social media. He creates written content, digital imagery and sales tactics to produce effective brand architecture.



Yarra McClure
VP Digital Sales and Marketing
Yarra oversees all sales channels and leads the marketing planning and budgeting for Stella Carakasi DTC while actively collaborating with leadership to identify, embrace and promote brand differentiators and benefits for each area of responsibility. Her passion for technology to create improved operating efficiencies and a competitive market position was instrumental to the company's transition from a wholesale to direct-to-consumer business model. She works closely with key internal and external partners to identify



Emily Wall
Director of Sourcing and Product Development
With nearly 20 years of experience in product development, sourcing, production and supply chain strategy Emily's breadth of knowledge is expansive and diverse. Highly motivated, she is a strategic and goal-oriented leader capable of inspiring individuals and teams to do their best work. By providing high impact systems to achieve optimal business results, Emily's outstanding organizational and time management skills combined with her high degree of flexibility have helped realize the company's vision. With a



Mali Evans
Controller
Mali is a highly accomplished, results-driven senior accounting and financial management executive with more than 25 years of progressive experience in finance and operations management. She is responsible for the overall financial strategy and direction at Stella Carakasi DTC. Her responsibilities include analyzing and summarizing the company's financial standing in accordance with regulatory guidelines and advising leadership on long-term business and financial planning. Mali has developed and managed the processes for financial forecasting and



Jimmy Olmos
Growth Marketing and Analytics Manager
Jimmy is a successful serial entrepreneur. His expertise is in e-commerce, specializing in Facebook and Instagram advertising. He has built several 7-figure e-commerce businesses of his own from the ground up and is is at the forefront of innovation in the digital advertising space. He has extensive knowledge and experience in leveraging the Facebook algorithm to produce profitable returns on ad spend through social media advertising. Jimmy is joining the Stella Carakasi team in order to rapidly scale revenue from

opportunities and leverage marketing spend. She leads the creative, merchant and inventory teams to meet all marketing goals and objectives. Utilizing her 16-year tenure in retail management, Yarra's primary focus is centered on creating a positive customer experience at every touchpoint as well as ensuring the marketing strategies exceed customer expectations.

proven track record for developing long-standing working relationships with cross-functional business partners, her skills in collaborating with global vendors, and meeting company goals and milestones have been an indispensable part of the organization's continued success.

budgets, as well as providing strategic recommendations to the CEO and members of the executive management team. Mali utilizes her financial expertise to deliver effective solutions and enthusiastically embraces organization-wide challenges by approaching systematic resolutions from many angles.

online sales, as well as expand global customer acquisition and increase website traffic and conversion rates.



Teo Vanyo

Digital Marketing and
Growth Strategy Advisor

Teo specializes in creating systems and automating sales processes online. He started digital marketing in 2008 full time where he was able to generate sales and build several multi-million dollar businesses. Having hired over 400 people, his specialty is scaling direct-to-consumer brands using various advertising platforms such as Facebook, Youtube, and Google. He is also an expert in email marketing, native advertising and display ads. In his spare time, he travels the world speaking at marketing events and coaching business leaders to create, manage and execute marketing strategies for online businesses.

Offering Summary

Company	:	Stella Carakasi DTC, Inc.
Corporate Address	:	1329 Ninth Street, Berkeley, CA 94710
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$500.00

Terms

Offering Type	:	Equity
Security Name	:	Series Seed Preferred Stock
Minimum Number of Shares Offered	:	5,000
Maximum Number of Shares Offered	:	535,000
Price per Share	:	$2.00
Pre-Money Valuation	:	$4,511,532.00

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Perks*

The first 10 investors within first 24 hours of launch will receive a complimentary style session ($250 value) to be used within one year

- $500 investor: The Front Row membership*
- $1000 investor: you will receive 10% off full price clothing at www.stellacarakasi.com for one year + The Front Row membership*
- $2500 investor: you will receive 15% off full price clothing at www.stellacarakasi.com for one year + The Front Row membership*
- $5000+ investor: you will receive 20% off full price clothing at www.stellacarakasi.com for one year + 1 Style Session with a Stella Carakasi Stylist ($250 value) to use within the year (recommended for seasonal check-ins ie. fall/spring) + The Front Row membership*

All perks occur after the offering is completed.

With your investment, you will automatically become a Founding Member of The Front Row, our exclusive membership program which gives you access to:

- Exclusive invitations to online & in-store Front Row events
- Previews of new collections - see it before everyone else
- And more to come!

The 10% Bonus for StartEngine Shareholders

Stella Carakasi DTC, Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Series Seed Preferred Stock at $2.00 / share, you will receive 110 Series Seed Preferred Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments; Inter company debt or back payments; Salary payments made to one's self, a friend or relative

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>**Same for both videos**</u>

I've always been fascinated by fabrics, by trims, by colors, by textures. I like to really stretch the limits, the technical limits that I'm being faced with, and the creative limits.

I have, over the years, understood what it is that makes any kind of body look very flattering. I cater to the real woman, if you will, and I understand her needs. I try to give her something that she can wear from morning to evening. It has to be practical, it has to be easy care because I identify with her. I'm pretty much that woman.

I have always known that I wanted to be a designer. It's like sculpting with fabric. You start with something that's two-dimensional, flat, and you create something that's three-dimensional. I incorporate a lot of architectural details into my collection, I incorporate a lot of intricate fabric manipulation into my designs, and my customer feels transformed because I tend to work with fabrics that are natural, I tend to work with fabrics that feel sensual against the skin. I want to give her a product that she feels unique in, that she can combine with items that she already has in her closet, or she can actually dress from head to toe in Stella Carakasi.

I tend to be a little bit of a perfectionist. That was a lie, I tend to be very much of a perfectionist. I can take the idea and execute it down to the minutest detail that it really does reflect in having a consistent sizing that I've put out season after season, style after style. It creates confidence in my customers. When they come to me they can always expect a certain look, a certain fit. It is really all about you. Again, I cater to the real woman. I understand that you might think you're not tall enough, or you're too short, or you're too big, or you're too skinny, or you're too busty, or you're too hippy. Whatever it might be, and it really doesn't matter I think self-confidence is probably your best asset, and if my clothing can support that, allows you to feel more beautiful, allows you to feel more self-confident then I have accomplished what I set out to do.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CERTIFICATE OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
STELLA CARAKASI DTC, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Stella Carakasi DTC, Inc., a corporation organized and existing under and by virtue of the provisions of the Delaware General Corporation Law (the "**Statute**"), certifies that:

1.   The name of the corporation is Stella Carakasi DTC, Inc. (the "**Company**") and that the Company was originally incorporated pursuant to the Statute on March 29, 2018, under the name Stella Carakasi DTC, Inc.{.}

2.   This Certificate of Amended and Restated Certificate of Incorporation was duly adopted pursuant to Section 242 of the Statute by a majority consent of the stockholders, dated as of November 1, 2018, upon recommendation of the Board of Directors of the Company.

The Company resolves that the Certificate of Incorporation of the Company be amended and restated in its entirety to read as follows:

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:41 PM 10/29/2018
FILED 03:41 PM 10/29/2018
SR 20187372784 - File Number 6821211

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
STELLA CARAKASI DTC, INC.

1. Name.

The name of the Company is Stella Carakasi DTC, Inc.

2. Purpose.

The Company is organized for the purpose of engaging in any lawful businesses not specifically prohibited to corporations for profit under the laws of the State of Delaware, and the Company has all powers necessary to conduct any such businesses and all other powers enumerated in the Delaware General Corporation Law (the "Statute") or under any act amending or replacing it.

3. Registered Office and Agent.

The address of the registered office of the Company in the State of Delaware is located at 8 The Green, Suite A, Dover, Kent County, De 19901, and the registered agent at that address is A Registered Agent, Inc.

4. Authorized Capital Stock.

The total number of shares of all classes of stock that the Company has authority to issue is 6,135,000 shares, consisting of: (i) 5,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**"), and (ii) 1,135,000 shares of Series Seed Preferred Stock, $0.0001 par value per share ("**Series Seed Preferred Stock**"). The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Company.

5. Common Stock.

The Common Stock (a) is one and the same class, (b) has full and unlimited voting rights (with each share having one vote on each matter submitted to stockholders for vote), and (c) subject to the rights of the holders of Preferred Stock, (i) has equal rights of participation in dividends and distributions and (ii) is entitled to receive the net assets of the Company ratably upon liquidation, sale, or dissolution of the Company. Except as otherwise required by law, holders of Common Stock are not entitled to vote on any amendment to this Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or the Statute. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote.

6. Series Seed Preferred Stock.

The following rights, powers and privileges, and restrictions, qualifications and limitations, apply to the Series Seed Preferred Stock.

6.1 Dividends.

The Company must declare all dividends pro rata on the Common Stock and the Preferred Stock on a *pari passu* basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 6.3.

6.2 **Liquidation, Dissolution or Winding up; Certain Mergers, Consolidations and Asset Sales.**

6.2.1 **Preferential Payments to the Series Seed Preferred Stockholders.**

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any other distribution of the assets of the Company among the stockholders for the purpose of winding up its affairs, whether voluntary or involuntary (each, an **"Actual Liquidation Event"**), before any payment may be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Series Seed Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to $2.00 (the **"Series Seed Original Issue Price"**) for such share of Series Seed Preferred Stock, plus any dividends declared but unpaid thereon. If upon any such Actual Liquidation Event, the funds and assets available for distribution to the stockholders of the Company are insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they are entitled under this Section 6.2.1, the holders of shares of Series Seed Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series Seed Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

6.2.2 **Distribution of Remaining Assets.**

In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Company, after the payment of all preferential amounts required to be paid to the holders of shares of Series Seed Preferred Stock as provided in Section 6.2.1, the remaining funds and assets available for distribution to the stockholders of the Company must be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

6.2.3 **Maximizing Series Seed Distributions.**

Notwithstanding anything to the contrary contained in Sections 6.2.1 and 6.2.2, for purposes of determining the amount each holder of shares of Series Seed Preferred Stock is entitled to receive with respect to any Actual Liquidation Event, each such holder must be deemed to have converted (regardless of whether the holder actually converted) the holder's shares into shares of Common Stock immediately prior to such Actual Liquidation Event if, as a result of an actual conversion, the holder would receive, in the aggregate, an amount greater than the amount that would be distributed to the holder in respect of those shares of such series of Series Seed Preferred Stock if the holder did not convert those shares into shares of Common Stock.

6.2.4 **Deemed Liquidation Events.**

6.2.4.1 **Definition.**

Each of the following events is considered a **"Deemed Liquidation Event"** unless the holders of at least 50% of the outstanding shares of Series Seed Preferred Stock elect otherwise by written notice sent to the Company at least five days prior to the effective date of any such event:

(a)   a merger, consolidation or share exchange (or similar transaction) in which: (i) the Company is a constituent party or (ii) a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger, consolidation or share exchange(or similar transaction), except any such merger, consolidation or share exchange involving the Company or a subsidiary in which the shares of capital stock of the Company outstanding immediately prior to such merger, consolidation or share exchange continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger, consolidation or share exchange, at least a majority, by voting power, of the capital stock of: (1) the surviving or resulting corporation or (2) the parent corporation of the surviving or resulting corporation if such surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger, consolidation or share exchange (provided that, for the purposes of this Section 6.2.4.1(a), all of the shares of Common Stock issuable upon an exercise of any Options outstanding immediately prior to such merger, consolidation or share exchange, or upon a conversion of Convertible Securities outstanding immediately prior to any merger, consolidation or share exchange, are deemed to be outstanding immediately prior to such merger, consolidation or share exchange and, if applicable, converted or exchanged in such merger, consolidation or share exchange on the same terms as the actual outstanding shares of Common Stock are converted or exchanged);

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company, of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company or

(c) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing 50% or more of the outstanding voting power of the Company.

For purposes of this Section 6.2.4.1, the following definitions apply:

"Option" means rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

"Convertible Securities" means any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

6.2.4.2 Effecting a Deemed Liquidation Event.

(a) The Company does not have the power to effect a Deemed Liquidation Event referred to in Section 6.2.4.1 unless the agreement or plan of merger, consolidation or share exchange or other definitive agreement for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Company will be allocated among the holders of capital stock of the Company in accordance with Sections 6.2.1 and 6.2.2.

(b) In the event of a Deemed Liquidation Event, if the Company does not effect a dissolution of the Company under the Statute within 90 days after such Deemed Liquidation Event, then (i) the Company must send a written notice to each holder of Series Seed Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the payments set forth therein, and (ii) if the holders of at least a majority of the then outstanding shares of Series Seed Preferred Stock so request in a written instrument delivered to the Company not later than 120 days after such Deemed Liquidation Event, the Company must use the consideration received by the Company from such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors), together with any other assets of the Company available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Net Proceeds**"), on the 150th day after such Deemed Liquidation Event, to distribute the Net Proceeds in accordance with Sections 6.2.1 and 6.2.2. Notwithstanding the foregoing, in the event of a payment pursuant to the preceding sentence, if the legally available Net Proceeds are not sufficient to pay the full amount due pursuant to Section 6.2.1, or if the Company does not have sufficient lawfully available funds to pay the full amount due pursuant to Section 6.2.1, the Company must pay a pro rata portion of each holder's shares of Series Seed Preferred Stock to the fullest extent of such Net Proceeds or such lawfully available funds, as the case may be, based on the respective amounts that would otherwise be payable if the legally available funds were sufficient, and must pay the remaining amount owed as soon as practicable after the Company has funds legally available therefor. In the event that the Company is unable to pay the amounts owed pursuant to Section 6.2.1 in accordance herewith, the holders of the Series Seed Preferred Stock, voting as a separate class, are entitled to elect the smallest number of directors that constitutes a majority of the then authorized number of directors of the Company and the holders of Common Stock are entitled to elect the remaining members of the Board of Directors. Upon the election by the holders of the Series Seed Preferred Stock of the directors they are entitled to elect as hereinabove provided, the terms of office of all persons who were theretofore directors of the Company forthwith terminate, whether or not the holders of the Common Stock have then elected the remaining directors of the Company. If after the election of a new Board of Directors pursuant to this Section 6.2.4.2(b) the Company pays the full amount owed pursuant to Section 6.2.1, then the holders of the Series Seed Preferred Stock are divested of the special voting rights specified in this Section. Upon the

Stella Carakasi DTC, Inc.

Amended and Restated Certificate of Incorporation

termination of any such special voting rights as hereinabove provided, the Board of Directors must promptly call a special meeting of stockholders at which all directors will be elected in accordance with Section 6.5.2, and the terms of office of all persons who are then directors of the Company terminate immediately upon the election of their successors. Prior to the distribution provided for in this Section 6.2.4.2(b), the Company may not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with or as required by such Deemed Liquidation Event or in the ordinary course of business.

(c) Whenever under the provisions of Section 6.2.4.2(b) the right has accrued to the holders of the Series Seed Preferred Stock to vote as a single class to elect a majority of the Company's directors, the Board of Directors must, within 10 days after delivery to the Company at its principal office of a request to such effect by the holders of a majority of the then outstanding shares of the Series Seed Preferred Stock, call a special meeting of stockholders for the election of directors, to be held upon not less than 10 nor more than 20 days' after notice to such holders. If such notice of meeting is not given within the 10 days required above, the holders of Series Seed Preferred Stock requesting such meeting may also call such meeting and for such purposes must have access to the stock books and records of the Company. At any meeting so called or at any other meeting held while the holders of shares of Series Seed Preferred Stock have the voting power provided in Section 6.2.4.2(b), the holders of a majority of the shares of Series Seed Preferred Stock present in person or by proxy or voting by written consent is sufficient to constitute a quorum for the election of directors as herein provided. In the case of any vacancy in the office of the director elected by the holders of Series Seed Preferred Stock pursuant to Section 6.2.4.2(b), the vacancy may be filled by the affirmative vote of the holders of a majority of the shares of Series Seed Preferred Stock, voting together as a single class, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. Any director elected by the holders of Series Seed Preferred Stock pursuant to Section 6.2.4.2(b) may be removed during the aforesaid term of office, either with or without cause, by, and only by, the affirmative vote of the holders of a majority of the shares of the Series Seed Preferred Stock who elected such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of Series Seed Preferred Stock represented at such meeting or pursuant to such written consent.

6.2.4.3 Amount Deemed Paid or Distributed.
The amount deemed paid or distributed to the holders of capital stock of the Company upon the occurrence of any Actual Liquidation Event, Deemed Liquidation Event or redemption must be the cash or the value of the property, rights or securities paid or distributed to such holders by the Company or the acquiring person, firm or other entity. The value of such property, rights or securities must be determined in good faith by the Board of Directors and approved by the holders of the majority of the outstanding Series Seed Preferred Stock. Any securities must be valued as follows:

(a) Securities not subject to investment letter or other similar restrictions on free marketability:

    (i) if traded on a securities exchange or through NASDAQ National Market System, the value is deemed to be the average of the closing prices of the securities on such exchange over the thirty-day period ending 3 days prior to the closing;

    (ii) If actively traded over-the-counter, the value is deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty-day period ending 3 days prior to the closing; and

    (iii) If there is no active public market, the value is the fair market value thereof, as determined by the Board of Directors and approved by the holders of the majority of the outstanding Series Seed Preferred Stock.

(b) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) must make an appropriate discount from the market value determined as above in Section 6.2.4.3(a) to reflect the approximate fair market value thereof, as determined by the Board of Directors and approved by the holders of a majority of the outstanding Series Seed Preferred Stock.

6.2.4.4 Allocation of Escrow

In the event of a Deemed Liquidation Event pursuant to Section 6.2.4, if any portion of the consideration payable to the stockholders of the Company is placed into escrow or is payable to the stockholders of the Company subject to contingencies, the Merger Agreement must provide that: (a) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the "Initial Consideration") be allocated among the holders of capital stock of the Company in accordance with Sections 6.2.1 and 6.2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event and (b) any additional consideration that becomes payable to the stockholders of the Company upon release from escrow or satisfaction of such contingencies be allocated among the holders of capital stock of the Company in accordance with Sections 6.2.1 and 6.2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction.

6.3 Optional Conversion.

The holders of the Series Seed Preferred Stock have conversion rights as follows (the "Conversion Rights"):

6.3.1 Right to Convert.

Each share of Series Seed Preferred Stock is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series Seed Original Issue Price by the Series Seed Conversion Price (as defined below) in effect at the time of conversion. The "Series Seed Conversion Price" is initially equal to the Series Seed Original Issue Price. The initial Series Seed Conversion Price, and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided below. In the event of a liquidation, dissolution or winding up of the Company or a Deemed Liquidation Event, the Conversion Rights terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series Seed Preferred Stock.

6.3.2 Termination of Conversion Rights.

Subject to Section 6.3.4(a) in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Company or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

6.3.3 Fractional Shares.

No fractional shares of Common Stock may be issued upon conversion of the Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Company must pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors. Whether or not fractional shares would be issuable upon such conversion must be determined on the basis of the total number of shares of Series Seed Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

6.3.4 Mechanics of Conversion.

(a) In order for a holder of Series Seed Preferred Stock to voluntarily convert shares of Series Seed Preferred Stock into shares of Common Stock, such holder must, if the shares are certificated, surrender the certificate or certificates for such shares of Series Seed Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series Seed Preferred Stock (or at the principal office of the Company if the Company serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series Seed Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice must state such holder's name or the names of the nominees in which such holder (a "Contingency Event"), wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Company, certificates surrendered for conversion must be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder or his, her or its attorney duly

authorized in writing. The close of business on the date of receipt by the transfer agent of such certificates (or lost certificate affidavit and agreement) and notice (or by the Company if the Company serves as its own transfer agent) is the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate are deemed to be outstanding of record as of such date. The Company must, as soon as practicable after the Conversion Time, issue and deliver at such office to such holder of Series Seed Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of shares of Common Stock to which such holder is entitled, or the written information statement required by the Statute for shares without certificates, together with (i) cash in lieu of any fraction of a share and (ii) all declared but unpaid dividends on the shares of Series Seed Preferred Stock converted.

(b)   The Company must, at all times when the Series Seed Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Series Seed Preferred Stock, such number of its duly authorized shares of Common Stock as is from time to time sufficient to effect the conversion of all outstanding Series Seed Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not sufficient to effect the conversion of all then outstanding shares of the Series Seed Preferred Stock, the Company must take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as is sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to Certificate of Incorporation. Before taking any action that would cause an adjustment reducing the Series Seed Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series Seed Preferred Stock, the Company must take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Series Seed Conversion Price.

(c)   All shares of Series Seed Preferred Stock that have been surrendered for conversion as herein provided are no longer deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared or accrued but unpaid thereon. Any shares of Series Seed Preferred Stock so converted must be retired and cancelled and may not be reissued as shares of such series, and the Company (without the need for stockholder action) may from time to time take such appropriate action as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock accordingly.

(d)   Upon any such conversion, no adjustment to the Series Seed Conversion Price must be made for any declared but unpaid dividends on the Series Seed Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

(e)   The Company must pay all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series Seed Preferred Stock pursuant to this Section 6.3. The Company is not, however, required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series Seed Preferred Stock so converted were registered, and no such issuance or delivery may be made unless and until the person or entity requesting such issuance has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid.

6.3.5   *Adjustment for Stock Splits and Combinations.*
If at any time or from time to time after the Series Seed Original Issue Date the Company effects a subdivision of the outstanding Common Stock, the Series Seed Conversion Price in effect immediately before that subdivision must be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series are increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Company at any time or from time to time after the Series Seed Original Issue Date combines the outstanding shares of Common Stock, the Series Seed Conversion Price in effect immediately before the combination must be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series is decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this

Section becomes effective at the close of business on the date the subdivision or combination becomes effective.

6.3.6 **Adjustment for Certain Dividends and Distributions.**
In the event the Company at any time or from time to time after the Series Seed Original Issue Date makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series Seed Conversion Price in effect immediately before such event must be decreased as of the time of such issuance or, in the event such a record date has been fixed, as of the close of business on such record date, by multiplying the Series Seed Conversion Price then in effect by a fraction:

(a)   the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b)   the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

provided, however, that if such record date has been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series Seed Conversion Price must be recomputed accordingly as of the close of business on such record date and thereafter the Series Seed Conversion Price must be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and provided further, however, that no such adjustment may be made if the holders of Series Seed Preferred Stock simultaneously receive (i) a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of such event or (ii) a dividend or other distribution of shares of Series Seed Preferred Stock that are convertible, as of the date of such event, into such number of shares of Common Stock as is equal to the number of additional shares of Common Stock being issued with respect to each share of Common Stock in such dividend or distribution.

6.3.7 **Adjustment for other Dividends and Distributions.**
In the event the Company at any time or from time to time after the Series Seed Original Issue Date makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Company (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 6.1 do not apply to such dividend or distribution, then and in each such event the holders of Series Seed Preferred Stock must receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

6.3.8 **Adjustment for Merger or Reorganization, etc.**
Subject to the provisions of Section 6.2.4, if there occurs any reorganization, recapitalization, reclassification, consolidation or merger involving the Company in which the Common Stock (but not the Series Seed Preferred Stock) is converted into or exchanged for securities, cash or other property (other than in a transaction that involves those adjustments covered by Section 6.3.5, 6.3.6 or 6.3.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series Seed Preferred Stock must thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Company issuable upon conversion of one share of Series Seed Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) must be made in the application of the provisions in this Section 6.3 with respect to the rights and interests thereafter of the holders of the Series Seed Preferred Stock, to the end that the provisions set forth in this Section 6.3 (including provisions with respect to changes in and other adjustments of the Series Seed Conversion Price) are thereafter applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series Seed Preferred Stock.

6.3.9   Certificate as to Adjustments.

Upon the occurrence of each adjustment or readjustment of the Series Seed Conversion Price pursuant to this Section 6.3, the Company at its expense must, as promptly as reasonably practicable, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series Seed Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series Seed Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Company must, as promptly as reasonably practicable after the written request at any time of any holder of Series Seed Preferred Stock, furnish or cause to be furnished to such holder a certificate setting forth (i) the Series Seed Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property that then would be received upon the conversion of Series Seed Preferred Stock.

6.3.10   Notice of Record Date.

In the event:

(a)   the Company takes a record of the holders of its Common Stock (or other stock or securities at the time issuable upon conversion of the Series Seed Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right;

(b)   of any capital reorganization of the Company, any reclassification of the Common Stock of the Company, or any Deemed Liquidation Event; or

(c)   of any Actual Liquidation Event,

then, and in each such case, the Company must send or cause to be sent to the holders of the Series Seed Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other stock or securities at the time issuable upon the conversion of the Series Seed Preferred Stock) are entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series Seed Preferred Stock and the Common Stock. Such notice must be sent at least 10 days prior to the record date or effective date, as the case may be, for the event specified in such notice.

6.4   Mandatory Conversion.

6.4.1   Mandatory Conversion.

Upon the earlier of (a) the closing of the sale of shares of Common Stock to the public at a price of at least three times the Series Seed Original Issue Price (subject to appropriate adjustment for stock splits, stock dividends, combinations and other similar recapitalizations affecting such shares), in an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $20,000,000 of gross proceeds, net of the underwriting discount and commissions, to the Company and the price per share is not less than three times the Series Seed Original Issue Price (a "**Qualifying Public Offering**") or (b) a date specified by vote or written consent of the holders of at least a 2/3rd of the then outstanding shares of Series Seed Preferred Stock, voting together as a single class (the "**Mandatory Conversion Date**"), (i) all outstanding shares of Series Seed Preferred Stock are automatically converted into shares of Common Stock, at the then effective conversion rate and (ii) such shares may not be reissued by the Company as shares of such series.

6.4.2   Mechanism of Conversion.

All holders of record of shares of Series Seed Preferred Stock must be given written notice of the Mandatory Conversion Date and the place designated for mandatory conversion of all such shares of Series Seed Preferred Stock pursuant to this Section 6.4. Such notice need not be given in advance of the occurrence of the Mandatory Conversion Date. On the Mandatory Conversion Date, all outstanding shares of Series Seed Preferred Stock are deemed to have been converted into shares of Common Stock, which are deemed to be outstanding of record, and all rights with respect to the Series Seed Preferred Stock so converted, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate, other

than the rights of the holders thereof to receive payment of any declared but unpaid dividends thereon. As soon as practicable after the Mandatory Conversion Date, the Company must (a) cause to be issued and delivered to each holder of the Series Seed Preferred Stock a certificate or certificates (unless the shares are uncertificated) reflecting the conversion, (b) pay an amount of cash as more fully provided in Section 6.3.3 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) make payment of all dividends declared, but unpaid, on the Series Seed Preferred Stock in accordance with the provisions of Section 6.3.3.

6.5 Voting Rights.

6.5.1 General.

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of This Certificate of Incorporation, holders of Series Seed Preferred Stock must vote together with the holders of Common Stock, and with the holders of any other series of preferred Stock the terms of which so provide, as a single class.

6.5.2 Election of Directors.

The Board of Directors must be comprised of no more than five directors. Subject to any agreement among the stockholders, the directors must be designated through cumulative voting as follows: (i) each stockholder has such number of votes as is equal to the product of the number of shares of stock on an as-if-converted basis held by that holder times the number of directors to be elected; (ii) a holder may give all of his votes to a single candidate or divide them between more than one of the candidates in such a manner as the holder may choose; and (iii) the candidate who gets the highest number of votes must be declared designated as a director and then the candidate who gets the next highest number of votes must be so declared, and so on until the total number of directors to be elected have been so elected.

6.5.3 Protective Provisions.

6.5.3.1 Series Seed Preferred Approval Items.

As long as any of the shares of Series Seed Preferred Stock remains outstanding, except where the vote or written consent of the holders of a greater number of shares of the Company is required by law or by this Certificate of Incorporation, and in addition to any other vote required by law or this Certificate of Incorporation, without the written consent or affirmative vote of the holders of a majority of the then outstanding shares of Series Seed Preferred Stock, given in writing or by vote at a meeting, or by consent in lieu of a meeting (as the case may be) in any event voting together as a single class, the Company may not. either directly or by amendment, merger, consolidation or otherwise:

(a)   liquidate, dissolve or wind-up the business and affairs of the Company, effect any Deemed Liquidation Event, or consent to any of the foregoing;

(b)   pay or declare any dividend or make any distribution on, or permit any subsidiary of the Company to take any such action with respect to, any shares of the Company's capital stock;

(c)   redeem or purchase, or permit any subsidiary of the Company to redeem or purchase, any shares of the Company's capital stock, other than that stock repurchased from former employees, officers, directors, consultants or other persons who performed services for the Company (or any subsidiary thereof) in connection with the termination of such individual's employment or service, as approved by the Board of Directors;

(d)   amend, alter or repeal any provision of this Certificate of Incorporation or the Bylaws of the Company in a manner that results in an adverse change to the rights, preferences or privileges of the Series Seed Preferred Stock;

(e)   create any additional class or series of shares of stock (unless the same ranks junior to the Series Seed Preferred Stock in all material respects, including with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company and with respect to the payment of dividends

and redemption rights) or increase the authorized number of shares of Series Seed Preferred Stock or increase the authorized number of shares of any additional class or series of shares of stock (unless the same ranks junior to the Series Seed Preferred Stock in all material respects, including with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company and with respect to the payment of dividends and redemption rights) or create or authorize any obligation or security convertible into shares of any class or series of stock (unless the same ranks junior to the Series Seed Preferred Stock in all material respects, including with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company and with respect to the payment of dividends and redemption rights):

(f)   change the authorized number of shares; or

(g)   permit any subsidiary or affiliate of the Company to engage in transactions that materially affect the Company's position as regards any of the foregoing list of proscribed actions.

6.5.3.2   Circumvention.

The Company may not, by amendment, alteration or repeal of this Certificate of Incorporation (whether by merger, consolidation, operation of law, or otherwise) or through any Deemed Liquidation Event, or any other reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, agreement or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company and must at all times in good faith assist in the carrying out of all the provisions of this Section 6.5.3 and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the Series Seed Preferred Stock against impairment. Any successor to the Company must agree in writing, as a condition to such succession, to carry out and observe the obligations of the Company hereunder with respect to the Series Seed Preferred Stock.

6.6   No Reissuance of Series Seed Preferred Stock.

No shares of Series Seed Preferred Stock acquired by the Company by reason of redemption, purchase, conversion or otherwise may be reissued.

6.7   Waiver.

Any of the rights, powers or preferences of the holders of Series Seed Preferred Stock set forth herein may be waived by the affirmative consent or vote of the holders of at least a majority of the shares of Series Seed Preferred Stock.

7.   Limitation of Director Liability.

No director of the Company has personal liability to the Company or to its stockholders for monetary damages for breach of fiduciary duty of care or other duty as a director, except that this Section 7 does not eliminate or limit the liability of a director: (i) for any appropriation, in violation of his or her duties, of any business opportunity of the Company; (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law; (iii) for the types of liability for which indemnity is not permitted under the Statute; or (iv) for any transaction from which the director received an improper personal benefit. Neither the amendment nor repeal of this Section 7, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Section 7, will eliminate or reduce the effect of this Section 7 in respect of any act or failure to act, or any cause of action, suit or claim that, but for this Section 7, would accrue or arise prior to any amendment, repeal or adoption of such an inconsistent provision. If the Statute is subsequently amended to provide for further limitations on the personal liability of directors of corporations for breach of duty of care or other duty as a director, then the personal liability of the directors of the Company must be so further limited to the greatest extent permitted by the Statute.

8.   Indemnification.

The Company must indemnify its directors and officers to the fullest extent authorized or permitted by law, as now or hereafter in effect, and such right to indemnification will continue as to a person who has ceased to be a director or officer of the Company and will inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification,

the Company will not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors. The right to indemnification conferred by this Section 8 will include the right to be paid by the Company the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition. The Company may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Company similar to those conferred in this Section 8 to directors and officers of the Company. The rights to indemnification and to the advance of expenses conferred in this Section 8 will not be exclusive of any other right which any person may have or hereafter acquire under this Certificate of Incorporation, the Bylaws, any statute, agreement, vote of stockholders or disinterested directors or otherwise. Any repeal or modification of this Section 8 by the Company's stockholders will not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Company existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

9.   **Actions by Written Consent.**

Any action required by law or by this Certificate of Incorporation or the Bylaws of the Company to be taken at a meeting of the stockholders of the Company, and any action that may be taken at a meeting of the stockholders, may be taken without a meeting if a written consent, setting forth the action so taken, is signed by persons entitled to vote at a meeting of stockholders holding shares having a sufficient voting power to cast not less than the minimum number of votes (or numbers, in the case of voting by groups) that would be necessary to authorize the taking such action at a meeting at which stockholders holding all outstanding shares entitled to vote were present and voted. No such written consent is effective unless the consenting stockholder has been furnished the same material that would have been required to be sent to stockholders in a notice of a meeting at which the proposed action would have been submitted to the stockholders, or unless the consent includes an express waiver of the right to receive the material. Notice of such action without a meeting by less than unanimous written consent must be given within ten days of taking the action to those stockholders of record on the date when the written consent is first executed and whose shares were not represented on the written consent.

10.   **Renouncement of Excluded Opportunity.**

The Company renounces, to the fullest extent permitted by law, any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Company who is not an employee of the Company or any of its subsidiaries, or (ii) any holder of Series Seed Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Company or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Company while such Covered Person is performing services in such capacity. Any repeal or modification of this Section 10 will only be prospective and will not affect the rights under this Section 10 in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Certificate of Incorporation, the affirmative vote of the holders of a majority of the outstanding shares of Series Seed Preferred Stock will be required to amend or repeal, or to adopt any provisions inconsistent with this Section 10.

11.   **Amendment.**

Subject to any additional vote required by this Certificate of Incorporation, the Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

Signed the _4/29_, 2018.

STELLA CARAKASI DTC, INC.

By: _____
Name: Steven Boutrous
Title: President & CEO